J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

TD Securities (USA) LLC

1 Vanderbilt Avenue, 11th Floor

New York, New York 10017

Leerink Partners LLC

255 California Street, 12th Floor

San Francisco, California 94111

Guggenheim Securities, LLC

330 Madison Avenue

New York, New York 10017

January 28, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Jimmy McNamara
Suzanne Hayes
Sasha Parikh
Kevin Vaughn

Re:	Maze Therapeutics, Inc. (the “Registrant”)
Registration Statement on Form S-1, as amended (File No. 333-284164)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of the Registrant for acceleration of the effective date of the above-referenced Registration Statement on Form S-1, as amended, so that it becomes effective as of 4:00 p.m. Eastern time on January 30, 2025, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Fenwick & West LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

J.P. MORGAN SECURITIES LLC
TD SECURITIES (USA) LLC
LEERINK PARTNERS LLC
GUGGENHEIM SECURITIES, LLC

As representatives of the several underwriters listed in Schedule 1 of the Underwriting Agreement

J.P. MORGAN SECURITIES LLC

By:	/s/ Benjamin Burdett
Authorized Signatory
Name: Benjamin Burdett
Title: Managing Director, Head of Healthcare ECM

TD SECURITIES (USA) LLC

By:	/s/ Bill Follis
Authorized Signatory
Name: Bill Follis
Title: Managing Director

LEERINK PARTNERS LLC

By:	/s/ Dan Dubin
Authorized Signatory
Name: Dan Dubin
Title: Vice Chairman

GUGGENHEIM SECURITIES, LLC

By:	/s/ Shiv Taylor, M.D.
Authorized Signatory
Name: Shiv Taylor, M.D.
Title: Senior Managing Director

[Signature Page to Underwriters’ Acceleration Request Letter]